UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at June 10, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: June 11, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES ADDITIONAL G-9 DRILL RESULTS:
32.9 metres grading 11.55% zinc, 1.71% copper and 2.95 g/t gold in Abajo Zone

June 10, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide an update on the ongoing core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) project in Guerrero State, Mexico.

Three rigs are currently deployed with two main objectives: to discover another G-9 style deposit and to increase and to extend the resources around G-9. Currently, one drill is focusing on the Abajo Zone and two drills are targeting areas northwest of the North Zone and between the North and Southwest Zones in a new area called the West Extension.

The new results are for holes 731 to 748 as shown in the attached Table of Assay Results. Hole locations are shown on the attached G-9 Drill Hole Location Map. Highlights are tabulated below.

Drill Hole #	Zone		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
739	North		412.80	430.00	17.20	17.18	1.43	136	0.99	3.22	7.14
742	Abajo Extension		364.00	399.00	35.00	32.89	2.95	272	1.71	4.61	11.55
742		Incl.	366.00	378.00	12.00	11.28	3.76	411	2.47	6.61	17.88
743	North		397.70	438.00	40.30	40.15	2.56	137	0.85	0.83	4.77
743		Incl.	411.70	430.00	18.30	18.23	2.89	140	0.43	0.74	6.08
743		and	411.70	415.10	3.40	3.39	8.84	420	0.39	2.79	11.33
745	Abajo Extension		378.75	390.20	11.45	10.29	1.62	77	0.98	1.48	12.96
745		Incl.	378.75	383.75	5.00	4.49	2.37	131	1.45	2.96	17.50

At the Abajo Zone, holes 742 and 745 continue to expand the zone, encountering high grade mineralization over long intervals. Hole 742 intersected 32.9 metres grading 11.55% zinc, 1.71% copper and 2.95 g/t gold and hole 745 intersected 10.3 metres grading 12.96% zinc; both intersections include significant intervals at higher grades. Holes 735, 740 and 748, also drilled in this area, intersected sulphide mineralization in the El Largo horizon; hole 740 intersected both the El Largo and Abajo horizons.

Holes 739, 743, 746 are confirming continuity of the mineralization in the northeastern area of the North Zone. Hole 739 intersected 17.2 metres grading 7.14% zinc, 3.22% lead, including a 2-metre interval with 9.03 g/t gold, 501 g/t silver and 7.72% lead. Hole 743 intersected 18.2 metres grading 6.08% zinc and 2.89 g/t gold, including 3.4 metres grading 11.33% zinc, 8.84 g/t gold, 2.79% lead and 420 g/t silver.

Holes 734, 737 and 744 are step out holes drilled in the West Extension area. The holes did not intersect the West Extension but did encounter sulphide mineralization.

President and CEO Dick Whittington said: "Results from drilling at G-9 continue to be extremely encouraging. In particular, the current results reaffirm the grade and tonnage potential of the Abajo Zone. In addition, holes 735 and 740 have intersected both the horizon that hosts El Largo and the horizon that hosts the Abajo Zone about 200 metres deeper. The Abajo Zone was expected to be 200 metres deeper than El Largo, according to our geological thesis, and it's nice to see this thesis confirmed."

The in-house qualified person for the drilling program at Campo Morado, Daniel Kilby, P.Eng., has reviewed the contents of this release. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the G-9 deposit through a "Parallel Track" program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

  TABLE OF ASSAY RESULTS - JUNE 10 2008

Drill Hole #	Zone/Deposit		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
732	G-9 Abajo Extension		364.45	371.30	6.85	6.75	2.97	254	1.16	1.89	5.12
732		Incl.	368.00	371.30	3.30	3.25	1.98	251	1.56	3.34	9.26
732		and	369.00	371.30	2.30	2.27	1.79	235	1.81	3.04	12.16
733	G-9 North		417.20	421.20	4.00	3.99	1.36	679	2.97	1.16	14.00
735	El Largo		120.00	133.00	13.00	12.84	0.34	58	5.55	0.15	0.35
735	G-9 Abajo Extension		368.30	370.00	1.70	1.68	4.46	391	1.40	4.03	3.79
735			376.00	378.20	2.20	2.17	0.24	43	1.00	0.14	10.55
739	G-9 North		406.00	409.00	3.00	3.00	2.33	123	1.28	0.91	6.32
739			412.80	430.00	17.20	17.18	1.43	136	0.99	3.22	7.14
739			436.00	438.00	2.00	2.00	9.03	501	0.52	7.72	9.53
740	El Largo		125.65	126.05	0.40	0.40	0.98	54	0.23	0.34	6.02
742	El Largo		154.90	156.60	1.70	1.60	1.47	211	6.75	0.05	0.04
742	G-9 Abajo Extension		362.00	364.00	2.00	1.88	11.73	775	1.08	2.30	0.19
742			364.00	399.00	35.00	32.89	2.95	272	1.71	4.61	11.55
742		Incl.	366.00	378.00	12.00	11.28	3.76	411	2.47	6.61	17.88
742		and	372.00	378.00	6.00	5.64	3.69	369	2.86	3.08	19.24
742		Incl.	382.52	395.00	12.48	11.73	2.16	234	1.58	3.99	10.87
742		and	382.52	394.00	11.48	10.79	2.32	251	1.68	4.33	11.16
743	G-9 North		397.70	438.00	40.30	40.15	2.56	137	0.85	0.83	4.77
743		Incl.	411.70	430.00	18.30	18.23	2.89	140	0.43	0.74	6.08
743		and	411.70	415.10	3.40	3.39	8.84	420	0.39	2.79	11.33
744			537.20	539.65	2.45	2.45	3.94	194	0.48	0.80	2.57
745	G-9 Abajo Extension		378.75	390.20	11.45	10.29	1.62	77	0.98	1.48	12.96
745		Incl.	378.75	383.75	5.00	4.49	2.37	131	1.45	2.96	17.50
745			392.40	406.20	13.80	12.40	0.29	30	0.60	0.35	4.40
746	G-9 North		418.75	436.75	18.00	18.00	1.80	99	0.53	0.81	4.73
746		Incl.	418.75	423.75	5.00	5.00	2.29	191	0.84	1.31	5.60
746		Incl.	427.75	436.75	9.00	9.00	1.83	59	0.47	0.70	5.49
748	El Largo		290.15	294.15	4.00	3.34	0.29	88	3.31	0.09	0.28

                       No significant intersections: 731, 734, 736, 738, 741, 747

LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Underground Access Decline (completed)
Underground Access Decline (planned)
Drill Trace with hole bottom & number
594
Massive Sulphide Thickness
25
10
5
1
Units: metres
748
2011800 mN
740
732
735
738
742
745
Extension of Abajo Zone
2011600 mN
731
North Zone
West Extension Zone
Abajo Zone
733
736
2011400 mN
741
739
744
743
737
746
734
2011200 mN
San Raphael Fault
N
2011000 mN
0
100
200
metres
Southeast Zone
378600 mE
378800 mE
379000 mE
379200 mE

CAMPO MORADO - G9

Drill Hole Location Map